U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 1999

New Century Energies, Inc.
(Name of Registered Holding Company)

1225 17th Street, Denver, Colorado 80202
 (Address of Principal Executives Offices)

Inquires concerning this Form U-9C-3
may be directed to either:

Teresa S. Madden
Controller
New Century Energies, Inc.
1225 17th Street, Suite 500
Denver, CO 80202
(303) 294-2338

or

William M. Dudley
Associate General Counsel
New Century Energies, Inc.
1225 17th Street, Suite 600
Denver, CO 80202
(303) 294-2500

NEW CENTURY ENERGIES, INC.

FORM U-9C-3

For the Quarter Ended December 31, 1999

Table of Contents

Item 1. - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature Of Business
New Century Energies, Inc. ("NCE") (a)
NC Enterprises, Inc. (a)
New Century-Cadence, Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network, LLC
	Energy related	September 3, 1997	DE	33 1/3%	Energy management and consulting services; also brokering and marketing of energy commodities
The Planergy Group, Inc.(a)	Energy related	January 2, 1990	TX	100%	Holds energy-related companies
Planergy, Inc. (a)	Energy related	August 19, 1977	TX	100%	Energy management and consulting services
Planergy Services, Inc. (a)	Energy related	July 30, 1987	DE	100%	Energy management and consulting services
Quixx Corporation	Energy-related	August 14, 1985	TX	100%	Invests in/developing cogeneration and energy-related projects
Quixx Louisville, L.L.C.	Energy-related	March 14, 1994	DE	100%	Owns and operates Gas fired boilers
Windpower Partners 1994, L.P. (LP)	Energy-related	December 30, 1994	DE	24.67%	Owns and operates Wind generation facility
Quixx Mustang Station, Inc.	Energy-related	October 4, 1996	DE	100%	Holds energy-related companies
Denver City Energy Associates, L.P. (GP)	Energy-related	November 6, 1996	DE	0.5%	Owns interest in gas-fired combined facility, Mustang station
Quixx WPP94, Inc.	Energy-related	December 16,1994	TX	100%	Holds energy-related companies
Windpower Partners 1994, L.P. (GP)	Energy-related	December 30, 1994	TX	0.33%	Operates Wind generation facility
Quixx Power Services, Inc.	Energy-related	October 13, 1993	TX	100%	Operates/maintains cogeneration facilities
Quixx Resources, Inc.	Energy-related	December 8, 1995	NV	100%	Holds energy-related companies
Borger Energy Associates, L.P. (LP)	Energy-related	May 6, 1997	DE	44.5%	Owns interest in gas-fired combined facility, Mustang station
Denver City Energy Associates, L.P. (LP)	Energy-related	November 6, 1996	DE	49.5%	Owns interest in gas-fired combined facility, Mustang station
Quixx Borger Cogen, Inc.	Energy-related	March 13, 1997	DE	100%	Holds energy-related companies
Borger Energy Associates, L.P. (GP)	Energy-related	May 6, 1997	DE	0.45%	Owns interest in gas-fired combined facility, Mustang station Operates cogeneration plant
Quixxlin Corp.	Energy-related	July 16, 1997	DE	100%	Holds energy-related companies
Quixx Linden, L.P. (GP)	Energy-related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden, L.P. (LP)	Energy-related	June 25, 1996	TX	49.5%	Owns and operates gas-fired cogeneration facility
Utility Engineering Corporation	Energy-related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in engineering, design and construction management
Universal Utility Services Company	Energy-related	May 2, 1996	TX	100%	Provides electric generation services/maintenance
Precision Resource Company	Energy-related	May 6, 1996	TX	100%	Provides energy-contract personnel service
Ep3, L.L.C.	Energy-related	October 10, 1997	DE	33%	Holds energy-related companies
Natural Fuels Corporation (thru 12/31/99)	Energy-related	January 25, 1990	CO	84%	Sells compressed natural gas and distribution equipment
Natural Station Equipment LLC	Energy-related	January 1, 1999	DE	100%	Manufactures natural gas equipment
e prime, inc.	Energy-related	January 30,1995	CO	100%	Holds energy-related companies and engages in energy marketing, trading and providing energy services
Young Gas Storage Company	Energy-related	July 6, 1993	DE	100%	Hold energy-related company
Young Gas Storage Company, Ltd.	Energy-related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
Texas-Ohio Pipeline, Inc.	Energy-related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Johnstown Cogeneration Company, L.L.C.	Energy-related	February 8, 1996	CO	50%	Operates cogeneration facility
e prime Florida, Inc.	Energy-related	October 18, 1999	CO	100%	Provides retail gas marketing services
e prime Georgia, Inc.	Energy-related	June 10, 1999	GA	100%	Provides retail gas marketing services
Public Service Company of Colorado ("PSCo")
Colorado Natural Fuels, LLC	Energy related	December 17, 1999	CO	100%	Hold energy-related companies
Natural Fuels Company, LLC	Energy related	January 1, 1999	DE	100%	Engages in natural gas distribution and provides refueling station/natural gas distribution equipment

_______________________

  Directly and/or indirectly holds securities in energy-related companies.
LP: Limited Partner, GP: General Partner

Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network, LLC. Cadence Network, LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

The Planergy Group, Inc. and subsidiaries - The Planergy Group, Inc. consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Quixx Corporation ("Quixx") - Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx also finances the sale of heat pumps. Quixx currently has wholly-owned subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden, L.P. - Quixx Linden, L.P. owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. This facility commenced cogeneration operations in October 1999. It is estimated that final completion of this facility will be in early 2000. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

Utility Engineering Corporation ("UE") - UE is engaged in engineering, design, construction management and other miscellaneous services. UE currently has two wholly-owned subsidiaries - Universal Utility Services Company and Precision Resource Company. Universal Utility Services Company provides cooling tower maintenance and repair, certain other industrial plant improvement services, and engineered maintenance of high voltage plant electric equipment. Precision Resource Company provides contract professional and technical resources for customers in the energy industrial sectors.

Natural Fuels Corporation ("Natural Fuels") - Natural Fuel's primary activities included the sale of compressed natural gas as a transportation fuel to retail markets, converted vehicles for natural gas usage, constructed fueling facilities, and sold miscellaneous fueling facility equipment. Natural Fuels was restructured effective December 31, 1999 as further discussed. Natural Fuels formed two newly organized limited liability companies: Natural Fuels Company LLC ("NATCO") and Natural Station Equipment LLC ("STATCO"). Natural Fuel's interest in STATCO was transferred to NC Enterprises. NC Enterprises then transferred 100% of the common stock of Natural Fuels to NCE by means of a declaration of a dividend of the shares of Natural Fuels. NCE then made a capital contribution of such shares to PSCo. Finally, PSCo merged Natural Fuels into a newly formed limited liability company, Colorado Natural Fuels, LLC, with NATCO as a subsidiary.

Natural Station Equipment LLC - STATCO was formed in 1999 in connection with a corporate restructuring of Natural Fuels discussed above. STATCO assembles, packages and sells equipment (large compressors, heavy steel storage vessels, and fuel dispensers) to the national and international natural gas industry for their construction and operation of natural gas fueling stations.

e prime, inc. ("e prime") - e prime provides energy related products and services which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company, L.L.C. ("Johnstown") - Johnstown is electric cogeneration facility which e prime owns a 50% general partnership interest.

Natural Fuels Company LLC - Was formed in 1999 in connection with the corporate restructuring discussed above.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
New Century-Cadence, Inc.	Cadence Network, LLC	$655,000
Natural Fuels Corporation	Natural Station Equipment, LLC	$101,000*
Natural Fuels Corporation	Natural Fuels Company, LLC	$3,344,000*

* Capital contribution made during the fourth quarter of 1999 was associated with the restructuring which was approved in the U-1 filed with SEC in December 1999.

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

UE	PSCo	Engineering/Utility Professional Services	$25,744	$ -	$ -	$25,744
UE	Quixx	Contract/Professional Services	37	-	-	37
UE	Southwestern Public Service Co.	Engineering/Utility Professional Services	3,464	-	-	3,464
UE	New Century Services, Inc.	Engineering Professional Services	510	-	-	510

Natural Fuels	PSCo	Gas sales and gas equipment maintenance	9	-	-	9

e prime	NCE	Administrative support	46	-	-	46
e prime	PSCo	Electric energy purchased	138	-	-	138
e prime	Southwestern Public Service Co.	Gas purchased	1,441	-	-	1,441

Part II. - Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).
Reporting Company Receiving Services	Associate Company Rendering Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Cadence Network, LLC	New Century Services, Inc.	Administrative support; mgmt services	$ 11	$ 5	$ -	$ 16

Planergy Group	New Century Services, Inc.	Administrative support; mgmt services	147	35	4	186

Quixx Corporation	New Century Services, Inc.	Management, general and administrative	310	177	13	500
Quixx Linden, L.P.	Quixx Power Services	Power plant operating management fee and expenses	269	-	-	269
Quixx Linden, L.P.	Quixx Corporation	Partnership management fee	17	-	-	17

Utility Engineering Corporation	New Century Services, Inc.	Administrative support; mgmt services	248	241	17	506

Natural Fuels Corporation	New Century Services, Inc.	Administrative support; mgmt services	157	67	2	226
Natural Fuels Corporation	PSCo	Gas transportation services	41	-	-	41

e prime, inc.	New Century Services, Inc.	Administrative support; mgmt services	213	98	8	319
e prime, inc.	PSCo	Gas transportation services	2,413	-	-	2,413
e prime, inc.	PSCo	Compressor - Usage	2	-	-	2
e prime, inc.	Southwestern Public Service Co.	Electric transportation services	40	-	-	40

Item 4. - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:	(in thousands)
Total consolidated capitalization as of December 31, 1999	$ 5,537,029		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	830,554		Line 2
Greater of $50 million or line 2		$ 830,554	Line 3
Total current aggregate investment: (categorized by major line of energy-related business) Energy management services (Category I) Compressed natural gas services (Category III) Brokering/Marketing services (Category V) Developing/Ownership QF's (Category VIII) Total current aggregate investment	28,437 3,445 10,000 3,413	45,295	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$785,259	Line 5

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS (in thousands)
Major Line of Energy-Related Business (a)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Brokering/Marketing services	-	$ 27,199	One energy-related co. - revised reporting
Utility engineering construction	-	11,463	One energy-related co. - revised reporting
Developing/Ownership QF's	-	85,713	Two energy-related co. - revised reporting

(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies investments were subsidiaries, directly or indirectly, of NC Enterprises which were created in conjunction with the formation of NCE, effective August 1, 1997.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-3 Financial statements of Quixx Corporation and subsidiaries for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-4 Financial statements of Quixx Linden, L.P. for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-5 Financial statements of Utility Engineering Corporation and subsidiaries for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-6 Financial statement of Natural Fuels Corporation for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-7 Financial statements of Natural Station Equipment LLC for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-8 Financial statements of e prime, inc. and subsidiaries for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-9 Financial statement of Johnstown Cogeneration Company, L.L.C. for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-10 Financial statement of Natural Fuels Company LLC for the quarter ended December 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits:

NONE

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

New Century Energies, Inc.

By /s/ Teresa S. Madden
 Teresa S. Madden
Controller

March 29, 2000

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 1999 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO 80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY 82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas 78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM 87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105